Prospectus

FiberTower Corporation

10,135,201 Shares of Common Stock

$53,718,587 9.00% Senior Secured Notes due 2016

This prospectus relates to the resale of 10,135,201 shares of the common stock, par value $0.001 per share, and $53,718,587 aggregate principal amount of 9.00% Senior Secured Notes due 2016 (the “notes”) of FiberTower Corporation that may be offered and sold from time to time by the selling securityholders named in this prospectus.

The notes will mature on January 1, 2016.  Interest is payable on the notes on January 1 and July 1 of each year, commencing on July 1, 2010.  On each interest payment date, one third of the interest will be payable in cash and two thirds of the interest payable in additional notes in a principal amount equal to such portion of the interest amount.  The notes are and will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of our existing and future domestic restricted subsidiaries.  The notes and the related guarantees are our senior secured obligations and rank pari passu in right of payment with all of our and the guarantors’ existing and future senior indebtedness.  The notes and the related guarantees are secured, to the extent permitted by law, by a first priority pledge (subject to permitted liens) of substantially all of our and our existing and future restricted subsidiaries’ assets (it being understood that the Communications Act of 1934 currently prohibits the grant of a security interest in an FCC license), and by a first priority pledge (subject to permitted liens) of the equity interests of each of our existing and future domestic restricted subsidiaries and the equity interests of any unrestricted subsidiaries or foreign subsidiaries owned by any such domestic restricted subsidiaries, in each case subject to certain limitations and exceptions.

The selling securityholders and their permitted transferees may offer and sell the securities from time to time at market prices, in negotiated transactions or otherwise. The timing and amount of any sale are within the sole discretion of the selling securityholders. The selling securityholders may sell the securities directly or through underwriters, brokers or dealers. The selling securityholders will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale. We will not receive any of the proceeds from the sale of the securities by the selling securityholders. See “Plan of Distribution” on page 5 for more information on this topic.

Our common stock is listed on the Nasdaq Global Market under the symbol “FTWR.” On February 2, 2010, the closing sale price of our common stock on the Nasdaq Global Market was $4.53 per share.  The notes are not listed for trading on any national securities exchange.

Investing in our securities involves risks, including those contained or incorporated by reference herein as described under “Risk Factors” on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is February 3, 2010.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process.  Under this shelf registration process, the selling securityholders may sell the securities described in this prospectus in one or more offerings.  This prospectus does not contain all of the information included in the registration statement.  The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus.  You should carefully read this prospectus, the related exhibits filed with the SEC, together with the additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not, and the selling securityholders have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  The selling securityholders are not making offers to sell or seeking offers to buy any of the securities covered by this prospectus in any state where the offer is not permitted.  You should assume that the information appearing in this prospectus and any other document incorporated by reference is accurate only as of the date on the front cover of those documents.  Our business, financial condition, results of operations and prospects may have changed since those dates.

Under no circumstances should the delivery to you of this prospectus or any offer or sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “FiberTower,” “we,” “us,” and “our” mean FiberTower Corporation and its wholly owned subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, which we refer to as the Securities Act, that registers the resale by the selling securityholders of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.fibertower.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of current reports on Form 8-K or other applicable SEC rules) rather than filed:

•                  our annual report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC on March 13, 2009;

•                  our quarterly report on Form 10-Q for the quarter ended March 31, 2009, as filed with the SEC on May 8, 2009;

•                  our quarterly report on Form 10-Q for the quarter ended June 30, 2009, as filed with the SEC on August 7, 2009;

•                  our quarterly report on Form 10-Q for the quarter ended September 30, 2009, as filed with the SEC on November 6, 2009;

•                  our current reports on Form 8-K, as filed with the SEC on March 27, 2009, June 8, 2009, October 6, 2009, October 26, 2009, December 2, 2009, December 11, 2009, December 21, 2009, December 29, 2009 and January 8, 2010;

•                  the description of our common stock, par value $0.001 per share, contained in our registration statement on Form 8-A filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such description; and

•                  the sections entitled “Summary Description of the New Notes,” Risk Factors” and “Description of the New Notes” in our Offering Memorandum and Consent Solicitation Statement dated October 26, 2009, filed as exhibit 99(a)(1) to our Schedule TO filed with the SEC on October 26, 2009.

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until any offerings hereunder are completed, or after the date of the registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement, will be deemed to be incorporated by reference into this prospectus and will be a part of this prospectus from the date of the filing of the document.  Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement.  Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

FiberTower Corporation

185 Berry Street, Suite 4800

San Francisco, California 94107

(415) 659-3500

Attn: Investor Relations

CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These include statements regarding, among other things, our financial and business prospects, the deployment of our services, capital requirements, financing prospects, planned capital expenditures, expected cost per site, anticipated customer growth, expansion plans and anticipated cash balances. There are many risks, uncertainties and other factors that can prevent the achievement of goals or cause results to differ materially from those expressed or implied by these forward-looking statements including, among other things, anticipated negative cash flows and operating losses, additional liquidity requirements, potential loss of significant customers, downturns in the wireless communication industry, regulatory costs and restrictions, potential loss of FCC licenses, equipment supply disruptions and cost increases, competition from alternative backhaul service providers and technologies, along with those risk factors beginning on page 2 of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or in documents incorporated by reference in this prospectus.  This summary does not contain all of the information that you should consider before investing in our common stock or the notes.  You should read carefully the entire prospectus, including “Risk Factors” and the other information contained or incorporated by reference in this prospectus before making an investment decision.

FiberTower Corporation

We are a leading provider of facilities-based backhaul services to wireless carriers. Facilities-based providers own or lease a substantial portion of the property, plant and equipment necessary to provide backhaul services. Backhaul is the transport of voice, video and data traffic from a wireless carrier’s mobile base station, or cell site, to its mobile switching center, or MSC, or other exchange point where the traffic is then switched onto a wireline telecommunications network. We utilize our comprehensive wireless spectrum assets and extensive fiber service provider relationships to provide backhaul services nationally through a hybrid radio/fiber network architecture. Our services allow wireless carriers to optimize their networks, enable significant improvements in their availability, reliability, scalability and reduce costs, while providing a long-term solution for the increasing demand for backhaul capacity. As of September 30, 2009, the Company had master service agreements with nine U.S. wireless carriers. Through these master service agreements and other customer agreements, the Company provided services to 2,803 billing sites in 13 markets throughout the U.S. as of September 30, 2009.

We compete with a range of diversified telecommunications services providers. Our competitors include (i) Incumbent and Competitive Local Exchange Carriers, including AT&T, Verizon, Embarq, and Qwest, (ii) wireless carriers, (iii) Cable Multiple System Operators, including Cox, Time Warner Cable, Bright House and Comcast, and (iv) Fiber Service Providers, including Level 3, Time Warner Telecom, Zayo Broadband, DukeNet and FPL FiberNet.

As of September 30, 2009, we had 153 employees, of whom 107 were in Engineering, Market/Field Operations and Network Operations the payroll-related costs of which are classified as Cost of Service Revenues; 8 were in Sales and Marketing; and 38 were in General and Administrative.

We own a national spectrum portfolio of 24 GHz and 39 GHz wide-area spectrum licenses, including over 740 MHz in the top 20 U.S. metropolitan areas and, in the aggregate, approximately 1.55 billion channel pops calculated as the number of channels in a given area multiplied by the population, as measured in the 2000 census, covered by these channels. We believe our spectrum portfolio represents one of the largest and most comprehensive collections of millimeter wave spectrum in the U.S. Our licenses extend over substantially all of the continental U.S., with a population of approximately 300 million.

Our business is in its early stages, and as such we have invested heavily in capital requirements to build and expand our network. As a result, we have incurred net losses and negative cash flows from operating and investing activities since our inception. We expect that we will continue to generate significant operating and net losses and negative cash flows for the next few years.

Our corporate offices are located at 185 Berry Street, Suite 4800, San Francisco, CA 94107, (415) 659-3500. We were incorporated in Delaware in 1993. We maintain a website at www.fibertower.com where general information about us is available. However, information contained on our website is not incorporated by reference into, and does not constitute part of, this prospectus.

RISK FACTORS

An investment in our common stock and the notes is subject to numerous risks, including those listed below and the other risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and our Offering Memorandum and Consent Solicitation, dated October 26, 2009, that was filed as an exhibit to our Tender Offer Statement on Schedule TO that was filed with the SEC on October 26, 2009, all of which are incorporated by reference herein.  You should carefully consider these risks, along with the information provided elsewhere in this prospectus and the documents we incorporate by reference in this prospectus before investing in the common stock and the notes.  You could lose all or part of your investment in the common stock or the notes.

Additional Risks Associated With an Investment in Our Common Stock

Substantial sales of our common stock could adversely affect our stock price.

Sales of a substantial number of shares of common stock after the date of this prospectus, or the perception that such sales could occur, could adversely affect the market price of our common stock by introducing a large number of sellers to the market.  Such sales could cause the market price of our common stock to decline.

By causing a large number of shares to be sold in the public market, the selling securityholders named herein and other holders of our common stock could cause the market price of our common stock to decline.  We cannot predict whether future sales of our common stock, or the availability of our common stock for sale, will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

USE OF PROCEEDS

The securities to be offered and sold pursuant to this prospectus will be offered and sold by the selling securityholders.  We will not receive any proceeds from the sale of the securities by the selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for FiberTower and its subsidiaries on a consolidated basis for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings consist of income (loss) from continuing operations before income taxes and fixed charges. Fixed charges include (i) interest expense, whether expensed or capitalized, (ii) amortization of debt issuance cost and (iii) the portion of rental expense representative of the interest factor.

											Nine Months
	Years Ended December 31,										Ended September
	2004		2005		2006		2007		2008		30, 2009
Ratio of earnings to fixed charges	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)	0.6	(2)

(1)          Ratio is inapplicable since we incurred losses in each of these years. Earnings were inadequate to cover fixed charges by $12.1 million, $21.9 million, $57.3 million, $272.1 million and $270.0 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(2)          Earnings in the nine months ended September 30, 2009 were due to non-cash gains from early extinguishment of debt. If the non-cash gains were excluded from our results of operations for the nine months ended September 30, 2009, earnings would be inadequate to cover fixed charges by $73.7 million.

SELLING SECURITYHOLDERS

The selling securityholders named in this prospectus are offering, from time to time, up to 10,135,201 shares of common stock and $53,718,587 aggregate principal amount of notes under this prospectus.

We entered into a registration rights agreement with the selling securityholders, pursuant to which we agreed to file the registration statement of which this prospectus forms a part with the SEC in accordance with the requirements of the Securities Act in order to register offers and sales by the selling securityholders of notes and shares of common stock received by the selling securityholders.

The following table sets forth information regarding the selling securityholders and the number of securities each selling securityholder is offering.  The information included in the table has been furnished to us by or on behalf of the selling securityholders for inclusion in this prospectus.  The selling stockholders identified below may have sold, transferred, or otherwise disposed of some or all of their securities since the date as of which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act and of which we are not aware. Information concerning the selling security holders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. The term “selling securityholder” includes donees, pledgees, transferees, or other successors-in-interest selling securities received from the named selling securityholders as a gift, pledge, stockholder distribution or other non-sale related transfer after the date of this prospectus.  The information regarding securities beneficially owned after the offering assumes the sale of all securities offered by the selling securityholders.

We have been advised by the selling securityholders that none of the selling securityholders is a broker-dealer or an affiliate of a broker-dealer. We have also been advised by the selling security holders that they purchased the securities being registered in the ordinary course of business, and not for resale, and that they had, at the time of purchase, no agreements or understandings, directly or indirectly, with any person to distribute such securities.

To our knowledge, none of the selling securityholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of securities described below.

Name	Aggregate Principal Amount of Notes Owned Prior to the Offering	Aggregate Principal Amount of Notes Being Offered Hereby(1)	Aggregate Principal Amount of Notes Owned Following the Offering	Number of Shares of Common Stock Owned Prior to the Offering	Number of Shares of Common Stock Being Offered Hereby	Number of Shares of Common Stock Owned Following the Offering
Sola Ltd. (2)	$34,332,201	$49,020,795	$0	9,248,859	9,248,859	0
Solus Core Opportunities Master Fund Ltd. (2)	3,290,145	4,697,792	0	886,342	886,342	0

(1)          The aggregate principal amount of notes being offered hereby is higher than the aggregate principal amount of notes owned prior to the offering due to the potential issuance of up to $16,096,241 aggregate principal amount of additional notes after the date of this prospectus in payment of interest on the notes, as permitted by the terms of the notes.  Such additional notes, together with the notes owned prior to the offering, are being registered for resale hereby.

(2)          The address of this selling securityholder is c/o Solus Alternative Asset Management LP, 430 Park Avenue, 9th Floor, New York, New York 10022.  Solus Alternative Asset Management LP (“Solus”), which serves as the investment manager to the selling securityholder, Solus GP LLC (“Solus GP”), which serves as the general partner of Solus, and Mr. Christopher Pucillo, who serves as the managing member of Solus GP, have shared dispositive and voting power over the securities held by this selling securityholder.  This registration statement shall not be construed as an admission that the selling securityholder, Solus, Solus GP or Mr. Pucillo is the beneficial owner (as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of any securities, and such parties expressly disclaim any such beneficial ownership.

PLAN OF DISTRIBUTION

The securities offered by this prospectus may be sold by the selling securityholders or their transferees from time to time in:

•                              transactions in the over-the-counter market, the Nasdaq Global Market, or on one or more exchanges on which the securities may be listed or quoted at the time of sale;

•                              negotiated transactions;

•                              transactions otherwise than on the Nasdaq Global Market or exchanges;

•                              underwritten offerings;

•                              distributions to equity security holders, partners or other stockholders of the selling securityholders;

•                              through the writing of options, whether such options are listed on an options exchange or otherwise; or

•                              through a combination of these methods of sale.

The selling securityholders may sell the securities at:

•                              fixed prices which may be changed;

•                              market prices prevailing at the time of sale;

•                              prices related to prevailing market prices;

•                              negotiated prices; or

•                              any other method permitted by law.

The term “selling securityholder” includes donees, pledgees, transferees, or other successors-in-interest selling securities received from the named selling securityholders as a gift, pledge, stockholder distribution or other non-sale related transfer after the date of this prospectus.

In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other parties, which may in turn engage in short sales of the securities in the course of hedging in positions they assume.  The selling securityholders may also sell securities short and deliver securities to close out short positions, or loan or pledge securities to broker-dealers or other parties that in turn may sell those securities.  If the selling securityholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, those underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal.  Any such discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

The selling securityholders may from time to time pledge or grant a security interest in some or all of the securities owned by them.  If the selling securityholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.  The selling securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Direct Sales, Agents, Dealers and Underwriters

The selling securityholders or their transferees may effect transactions by selling the securities in any of the following ways:

•                  directly to purchasers; or

•                  to or through agents, dealers or underwriters designated from time to time.

Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling securityholders and/or the purchasers of securities for whom they act as agent or to whom they sell as principals, or both.  The agents, dealers or underwriters that act in connection with the sale of securities might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of securities as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

Regulation M

The selling securityholders and any other persons participating in the sale or distribution of the securities are subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M.  These provisions may restrict certain activities of, and limit the timing of purchase and sales of any of the securities by, the selling securityholders or any other such person.  Furthermore, under Regulation M persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions.  All of these limitations may affect the marketability of the securities.

Supplements

To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of securities to be sold, the purchase price and public offering price, any new selling securityholders, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

State Securities Law

Under the securities laws of some states, the selling securityholders may only sell the securities in those states through registered or licensed brokers or dealers.  In addition, in some states the selling securityholders may not sell the securities unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

Expenses, Indemnification

We will not receive any of the proceeds from the sale of the securities sold by the selling securityholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any.  We will indemnify the selling securityholders against some civil liabilities, including some liabilities which may arise under the Securities Act.

In the event of a material change in the plan of distribution disclosed in this prospectus, the selling securityholders will not be able to effect transactions in the securities pursuant to this prospectus until such time as a post-effective amendment to the registration statement is filed with, and declared effective by, the SEC.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of FiberTower Corporation appearing in FiberTower’s Annual Report (Form 10-K) for the year ended December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.